Lake Street Capital Markets, LLC

920 Second Avenue South, Suite 700

Minneapolis, Minnesota 55402

December 6, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Ensysce Biosciences, Inc. (the “Company”) Registration Statement on Form S-1/A (File No. 333-268038)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lake Street Capital Markets, LLC, as underwriter, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (New York time) on December 6, 2022, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that the underwriter is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

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Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC
As Underwriter

By:	/s/ Michael Townley
Name:	Michael Townley
Title:	Head of Investment Banking